Exhibit 3.69.1
STATE OF DELAWARE

CERTIFICATE OF AMENDMENT
1.	Name of Limited Liability Company: COLUMBUS TEXAS, L.L.C.

2.	The Certificate of Formation of the limited liability company is hereby amended as follows: New name of the limited liability company to be COLUMBUS TEXAS AVIV, L.L.C.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 20th day of April, A.D. 2006.

By:	/s/ Samuel H. Kovitz
Authorized Person(s)

Name:	SAMUEL H. KOVITZ
Print of Type